Filed by Calumet Specialty Products Partners, L.P.

Commission File No.: 000-51734

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calumet, Inc.

Registration No.: 333-277682

From: Calumet Communications

Subject: Update on C-Corp Conversion

Calumet team,

As you know, we are in the process of converting the company to a corporation. This is an exciting time for all of Calumet. One week ago, the Company mailed proxy materials regarding our July 9th Special Meeting of Unitholders in connection with the proposed conversion of Calumet into a Delaware corporation.

If you are a unitholder, you may have also received an email from your broker and/or a hard copy mailing with a proxy card. In addition, if you receive emails from your bank or broker, then you should receive another email early next week, which will include a direct link for electronic voting. Please take a few minutes to vote “FOR” the conversion proposal, the Board classification proposal and related proposals at the Special Meeting.

It is important to note, that failing to vote will have the same effect as a vote “Against” both the conversion and the Board classification proposals; therefore, your vote is very important, regardless of the number of units you own.

You can submit a proxy to vote your units by (1) visiting the Internet site listed on your proxy card, (2) calling the toll-free number listed on your proxy card or (3) signing, dating and returning your proxy card by mail using the postage-paid envelope provided. If you hold your Calumet units in more than one account (e.g., units held in registered name and units held through a personal bank or brokerage account), you should receive separate proxy cards for each account. To ensure all your units are represented at the Special Meeting, you must submit a proxy for each account in which you hold Calumet units.

If you have any additional questions, have not received your proxy card, or need further assistance in voting, you can contact the firm assisting us anytime: Innisfree M&A Incorporated at (877) 825-8777 (toll-free for those calling from the U.S.) or +1 (412) 232-3651 (for those calling from outside the U.S.).

On behalf of Calumet’s management team, thank you for your support, and all you do for Calumet every day!

Calumet Communications

Additional Information and Where to Find It

This communication relates to the proposed conversion (the “Conversion”) between Calumet Specialty Products Partners, L.P. (“Calumet”) and Calumet Inc., a newly formed Delaware corporation (“New Calumet”). This communication may be deemed to be solicitation material in respect of the proposed Conversion. The proposed Conversion has been submitted to Calumet’s unitholders for their consideration. In connection with the proposed Conversion, Calumet and New Calumet have prepared and filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Form S-4 has been declared effective and the Proxy Statement/Prospectus has been distributed to Calumet’s unitholders in connection with Calumet’s solicitation of proxies for the vote of Calumet’s unitholders in connection with the proposed Conversion and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus also serves as the prospectus relating to the offer of the securities to be issued to equityholders of Calumet and Calumet GP, LLC, the general partner of Calumet (the “General Partner”), in connection with the completion of the proposed Conversion. Calumet and New Calumet may file other relevant documents with the SEC regarding the proposed Conversion. The definitive Proxy Statement/Prospectus has been mailed to Calumet’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED CONVERSION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Calumet or New Calumet with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Calumet at www.calumet.com or by directing a written request to Calumet at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Calumet, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Conversion. Information regarding the General Partner’s directors and executive officers is available in Calumet’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (the “Annual Report”). To the extent that holdings of Calumet’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained, or will be contained, in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Conversion filed or to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements and information in this communication may constitute “forward-looking statements.” The words “will,” “may,” “intend,” “believe,” “expect,” “outlook,” “forecast,” “anticipate,” “estimate,” “continue,” “plan,” “should,” “could,” “would,” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. The statements discussed in this communication that are not purely historical data are forward-looking statements, including, but not limited to, the statements regarding the Conversion. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause our actual results to differ materially from our historical experience and our present expectations. For additional information regarding known material risks, uncertainties and other factors that can affect future results, please see our filings with the Securities and Exchange Commission, including our latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.